

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 23, 2010

Michael F. Foust
Chief Executive Officer
Digital Realty Trust, L.P.
560 Mission Street, Suite 2900
San Francisco, CA 94105

>   **Re: Digital Realty Trust, L.P.**
>   **Form 10**
>   **Filed June 25, 2010**
>   **File No. 000-54005**

Dear Mr. Foust:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Please note that the Form 10 goes effective by lapse of time 60 days after the date filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. At that time, you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed. If the review process has not been completed before that date you should consider withdrawing the registration statement to prevent it from becoming effective and refiling it at such time as you are able to respond to any remaining issues or comments.

Item 1. Business

Our Competitive Strengths, page 2

2.   We note your disclosure on page 3 that you consider a diverse tenant base across a variety of industry sectors and that no single tenant accounted for more than 10% of your average annualized rent to be among your competitive strengths. Please revise to balance this disclosure with your disclosure on page 8 that your two largest tenants account for approximately 14% of the total annualized rent generated by your properties.

Environmental Matters, page 5

3.   We note your disclosure on page 5 that some of your tenants handle hazardous substances and wastes on your properties as part of their routine operations. Please revise your disclosure to briefly describe these hazardous substances and wastes.

Item 1A. Risk Factors

4.   Each risk factor should present only one discreet risk. We note the bulleted lists associated with the following risk factors:

- "Our growth depends on external sources of capital which are outside of our control," page 6;

- "Payments on our debt reduce cash available for distribution and may expose us…," page 11;

- "We may be unable to identify and complete acquisitions and successfully operate acquired properties," page 12;

- "Acquisition, development, redevelopment, operation, and ownership of foreign properties…," page 15;

- Our performance and value are subject to risks associated with real estate assets…," page 16; and,

- Illiquidity of real estate investments could significantly impede our ability to respond…," page 16;

It appears that these bulleted lists are presenting multiple risks. To the extent that any of the risks disclosed in this bulleted list are significant enough to warrant separate risk factors, please revise accordingly.

<u>"Our growth depends on successful development of our existing space…," page 9</u>

5.   We note that this risk factor discusses risks associated with the development of your properties and the risks associated with leasing your properties. As such, it appears to be a discussion of two different material risks. Please revise to separate this risk factor into two different risk factors.

6.   We note that you have included bullet point on page 10 for "other property development uncertainties." Please note that the risk factors section should include a discussion of all material factors that make an investment in your securities speculative or risky. Please revise your risk factor to include a discussion of all material property development uncertainties.

<u>"We may incur significant costs complying with other regulations," page 18</u>

7.   As written, this risk factor is overly broad. Please revise to include a discussion of the various federal, state and local regulations which make an investment in your securities speculative or risky. If there is no material risk associated with these regulations, please remove the risk factor.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Critical Accounting Policies</u>

<u>Asset Impairment Evaluation, page 29</u>

8.   You disclose that you review the carrying value of your properties when circumstances, such as adverse market conditions, indicate potential impairment may exist. You also disclose that no impairment losses have been recognized to date. We note based on your disclosures on pages 47 through 50 that some of your individual properties have low occupancy percentages. Please tell us if you consider a drop to a certain occupancy percentage to be a triggering event for impairment testing and tell us which properties were tested for impairment, if any. If your properties with low occupancy percentages were not tested, please tell us your basis for not considering them for impairment analysis. Furthermore, for those tested, tell us the significant assumptions used in and the results of your testing. For reference, see ASC FASB 360-10-35.

<u>Results of Operations, page 30</u>

9.   We note your disclosure on page 31 and elsewhere that you have excluded your property at 701 and 717 Leonard Street from the discussion of your properties. Please briefly disclose your reasons for excluding this property.

Future Uses of Cash, page 40

10.   We note that in your condensed consolidated financial statements for the period ended March 31, 2010, you have discussed subsequent capital transactions and an expected acquisition which will significantly impact your financial condition. Please amend your discussion of liquidity and capital resources to reflect those events and commitments which are reasonably likely to have a material impact on the liquidity and capital resources of your company. Reference is made to SEC Release No. 33-8350.

Outstanding Consolidated Indebtedness, page 43

11.   Please revise to clarify whether your mortgage loans constitute recourse or non-recourse debt.

Cash Flows, page 44

12.   We note that your net cash provided by operating activities for the three months ended March 31, 2010 was $57,200,000 while your distributions for the same period totaled $87,248,000. For this period, please disclose the specific sources of cash used to make distribution payments and the amount from each source including cash from operations.

Item 6. Executive Compensation

Description of Individual Elements of Compensation, page 59

13.   We note that you issue incentive compensation in the form of both cash awards and equity awards. Please expand your discussion to describe how you chose the appropriate mix of compensation forms for each named executive officer. See Item 402(b)(2)(ii) of Regulation S-K.

14.   We note that your target and maximum bonus amounts as a percentage of base salary was different for each of your named executive officers. Your Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual officers. Please explain the reasons for the different target and maximum bonus payout percentages among your named executive officers. We refer you to Item 402(b)(2)(vii) of Regulation S-K and Securities Act Release 33-8732A, Section II.B.1.

Equity Incentive Compensation, page 60

15.   You state on pages 60 and 62 that the compensation committee may adjust FFO to exclude profits, losses or expenses which the compensation committee determines to be non-recurring to give a more accurate picture of your general partner's annual performance. Please revise your disclosure to briefly describe how FFO was adjusted by the compensation committee.

Certain Relationships and Related Party Transactions, and Director Independence, page 78

16.   Please describe your policies and procedures for review, approval or ratification of transactions with related persons as required by Item 404(b) of Regulation S-K.

Item 13. Financial Statements and Supplementary Data

Financial Statements Under Rule 3-14 of Regulation S-X (Rockwood Capital/365 Main Portfolio)

Notes to the Combined Statements of Revenue and Certain Expenses

Note 1 – Basis of Presentation, page 169

17.   You disclose that you have excluded certain items which may not be comparable to the proposed future operations of your company from the combined statements of revenue and certain expenses of Rockwood Predecessor Data Centers. Please specifically tell us your basis for excluding bad debt expense from the statements; quantify the amount excluded and tell us what the bad debt expense relates to. Discuss why you believe that this is not a direct operating expense of the properties.

Exhibits

18.   We note that exhibits 10.2, 10.3, 10.5, 10.7, 10.9, and 10.15 which you filed in accordance with Item 601(b)(10) of Regulation S-K do not include the exhibits or schedules that are referenced in the agreement. Item 601(b)(10) requires you to file all material contracts in their entirety. For each of these exhibits, please file the material contracts in their entirety or explain why the agreement itself is no longer material to investors.

19.   We note that page 67 refers to various employment agreements with your executive officers. However, these agreements have not been included as exhibits. Please note that Item 601(b)(10)(iii) of Regulation S-K requires you to include as exhibits any management contract or compensatory plan in which any director or named executive officer participates, unless immaterial in amount or significance. Please include any relevant employment agreements or compensatory plans as exhibits or provide us with an analysis supporting your determination that such employment agreements are immaterial.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the Company and its management are in possession of all facts relating to a Company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the Company acknowledging that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Pokorny, Staff Accountant at (202) 551-3714 or Jessica Barberich, Assistant Chief Accountant, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Adam Turk, Attorney-Advisor at (202) 551-3657 or me at (202) 551-3401 with any other questions.

Sincerely,

Jennifer Gowetski
Senior Counsel

cc: Keith Benson, Esq.
       Latham & Watkins LLP
       Via Facsimile: (415) 395-8095